UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ARISTA POWER, INC.
(Name of Issuer)
Common Stock, $0.002 par value
(Title of Class of Securities)
040414203
(CUSIP Number)
December 31, 2014
(Date of Event which requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed;

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of at section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040414203

1. Names of Reporting Persons: Globis Capital Partners, L.P. I.R.S. Identification Nos. of above persons (entities only):
2. Check the Appropriate Box if a member of a Group (See instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person with:	5. Sole Voting Power: 0
6. Shared Voting Power: 1,295,000
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 1,295,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,295,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9): 6.0%
12.Type of Reporting Person (See Instructions) PN

CUSIP No. 040414203

1. Names of Reporting Persons: Globis Capital Advisors, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2. Check the Appropriate Box if a member of a Group (See instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person with:	5. Sole Voting Power: 0
6. Shared Voting Power: 1,295,000
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 1,295,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,295,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9): 6.0%
12.Type of Reporting Person (See Instructions) OO

CUSIP No. 040414203

1. Names of Reporting Persons: Globis Overseas Fund, Ltd. I.R.S. Identification Nos. of above persons (entities only):
2. Check the Appropriate Box if a member of a Group (See instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially by Owned by Each Reporting Person with:	5. Sole Voting Power: 0
6. Shared Voting Power: 555,000
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 555,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 555,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9): 2.6%
12.Type of Reporting Person (See Instructions) OO

CUSIP No. 040414203

1. Names of Reporting Persons: Globis Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2. Check the Appropriate Box if a member of a Group (See instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person with:	5. Sole Voting Power: 0
6. Shared Voting Power: 1,850,000
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 1,850,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,850,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9): 8.6%
12.Type of Reporting Person (See Instructions) PN

CUSIP No. 040414203

1. Names of Reporting Persons: Globis Capital, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2. Check the Appropriate Box if a member of a Group (See instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person with:	5. Sole Voting Power: 0
6. Shared Voting Power: 1,850,000
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 1,850,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,850,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9): 8.6%
12.Type of Reporting Person (See Instructions) OO

CUSIP No. 040414203

1. Names of Reporting Persons: Globis Asia, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2. Check the Appropriate Box if a member of a Group (See instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person with:	5. Sole Voting Power: 0
6. Shared Voting Power: 370,000
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 370,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 370,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9): 1.8%
12.Type of Reporting Person (See Instructions) OO

CUSIP No. 040414203

1. Names of Reporting Persons: Paul Packer I.R.S. Identification Nos. of above persons (entities only):
2. Check the Appropriate Box if a member of a Group (See instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization: United States
Number of Shares Beneficially by Owned by Each Reporting Person with:	5. Sole Voting Power: 0
6. Shared Voting Power: 2,148,288
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 2,148,288
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,148,288
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9): 9.99%
12.Type of Reporting Person (See Instructions) IN

In addition to the reported shares of Common Stock, Paul Packer may be deemed to beneficially own additional warrants to purchase 71,712 shares of Common Stock. However, pursuant to the terms of the warrants, the holder cannot exercise or convert any of the warrants until such time as the holder would not beneficially own more than 9.99% of the outstanding Common Stock.

Item 1.

(a)	Name of Issuer:

Arista Power, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1999 Mt. Read Boulevard

Rochester, N.Y. 14615

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

(i)	Globis Capital Partners, L.P., a Delaware limited partnership ("Globis Partners"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly held by it;

(ii)
Globis Capital Advisors, L.L.C., a Delaware limited liability company ("Globis Advisors"), serves as the general partner of Globis Partners, with respect to shares of Common Stock directly held by Globis Partners;

(iii)	Globis Overseas Fund, Ltd., a Cayman Islands exempted company ("Globis Overseas"), with respect to shares of Common Stock directly held by it;

(iv)
Globis Capital Management, L.P., a Delaware limited partnership (the "Investment Manager"), which serves as investment manager to, and has investment discretion over the securities held by, Globis Partners and Globis Overseas, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas;

(v)
Globis Capital, L.L.C., a Delaware limited liability company ("GC"), which serves as the general partner of the Investment Manager, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas;

(vi)	Globis Asia, L.L.C., a Delaware limited liability company (“Globis Asia”) with respect to shares of Common Stock directly held by it; and

(vii)
Mr. Paul Packer ("Mr. Packer"), who is the Managing Member of Globis Advisors, GC, and Globis Asia with respect to shares of Common Stock directly held by Globis Partners, Globis Overseas and Globis Asia.

Globis Partners, Globis Advisors, Globis Overseas, the Investment Manager, GC, Globis Asia and Mr. Packer are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of Principal Business Office or, if none, Residence

The principal office and business address of Globis Partners, Globis Advisors, Globis Overseas, the Investment Manager, GC, Globis Asia and Mr. Packer is:

805 Third Avenue
15th Floor
New York, N.Y. 10022

(c)	Citizenship

See Item 2(a) above and Item 4 of each cover page.

(d)	Title of Class of Securities

Common Stock, $0.002 par value

(e)	CUSIP Number

040414203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) 240.13d-2(b) or (c), check whether the person is filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with

§240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with

§240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

A.	Globis Capital Partners, L.P.

(a)	Amount beneficially owned: 1,295,000

(b)	Percent of class: 6.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,295,000

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-

B.	Globis Capital Advisors, L.L.C.

(a)	Amount beneficially owned: 1,295,000

(b)	Percent of class: 6.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,295,000

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,295,000

C.	Globis Overseas Fund, Ltd.

(a)	Amount beneficially owned: 555,000

(b)	Percent of class: 2.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 555,000

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 555,000

D.	Globis Capital Management, L.P.

(a)	Amount beneficially owned: 1,850,000

(b)	Percent of class: 8.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,850,000

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,850,000

E.	Globis Capital, L.L.C.

(a)	Amount beneficially owned: 1,850,000

(b)	Percent of class: 8.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,850,000

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,850,000

F.	Globis Asia , L.L.C.

(a)	Amount beneficially owned: 370,000

(b)	Percent of class: 1.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 370,000

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 370,000

G.	Paul Packer

(a)	Amount beneficially owned: 2,148,288

(b)	Percent of class: 9.99%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 2,148,288

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 2,148,288

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13. 2015
Date

/s/ Paul Packer
Paul Packer,
individually and as managing member of:
(a) Globis Capital Advisors, L.L.C.,
for itself and as the general partner of
Globis Capital Partners, L.P.; (b) Globis Capital, L.L.C., for itself and as the general partner of
Globis Capital Management, L.P., the Investment Manager of Globis Overseas Fund, Ltd.; and (c) Globis Asia L.L.C.

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 13. 2015

/s/ Paul Packer
Paul Packer,
individually and as managing member of:
(a) Globis Capital Advisors, L.L.C.,
for itself and as the general partner of
Globis Capital Partners, L.P.; (b) Globis Capital, L.L.C., for itself and as the general partner of
Globis Capital Management, L.P., the Investment Manager of Globis Overseas Fund, Ltd.; and (c) Globis Asia L.L.C.